Contact

www.linkedin.com/in/xiam
(LinkedIn)

Mike Xia

growing rapidly - join us!
San Francisco

Summary

some amazing milestones we're proud of at team Lumina see below

beautiful (and buildable) product design in 3 months
1st production units shipped in 6 months
$1.4m+ USD sold since launch
we solved AI / CV inference for consumer devices

join our high performing team
https://jobs.getlumina.com/

buy a lumina or two
https://getlumina.com/

partner or invest
mike [ät] getlumina.com

Experience

Lumina
Co-Founder
February 2021 - Present (1 year 4 months)
Taipei City, Taiwan

join our high performing team - this is just the start!

https://jobs.getlumina.com/

self
Angel Investor
June 2018 - Present (4 years)
San Francisco

fortunate to back some amazing founders, many are other YC alums. if you're in hardware i can help!

prenda (S19), digi-prex (S19), resistance bio (W19), bikayi (S20), betterhalf.ai (W21), aviron interactive (W21), and many others.

Pioneer Fund
Venture Partner
December 2018 - Present (3 years 6 months)
San Francisco Bay Area

yc alumni fund - i focus on asia, hardware, and crypto

500 Startups
Alumni & Mentor
2018 - Present (4 years)

500 startups is a leading global vc and accelerator, they backed twilio, behance, makerbot, etc.

Hardware Company
Founder and CEO
September 2017 - November 2020 (3 years 3 months)
Shenzhen, Guangdong, China

highly technical product (chip design, high power / heat density, recycled components)

raised $1M USD
shipped $4M USD in hardware products
customers in 63 countries
16 fte across 3 offices

Entrepreneur First
Alumni
December 2017 - April 2018 (5 months)
Singapore

ef is a preseed accelerator focused on deep tech founders and companies, backed by reid hoffman, greylock, founders fund, etc

Famo.us
Creative Lead
July 2014 - June 2015 (1 year)
San Francisco Bay Area

early @ famous.js - founded by steve newcomb (microsoft bing coo) and backed by insight partners, javelin venture partners, and quest venture partners

MIT - senseable city lab
Graduate Research Assistant
1996 - 2014 (18 years)
Cambridge, MA

worked with some amazing minds @ senseable.mit.edu

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Education

Y Combinator
YC IK12 · (2015 - 2015)

Massachusetts Institute of Technology
 · (1969 - 1996)

University of Maryland College Park
 · (1969 - 1996)